53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
October 16, 2013	Chicago	Orange County
	Doha	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
VIA HAND DELIVERY	Houston	Silicon Valley
	London	Singapore
Ms. Mara Ransom	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          The Container Store Group, Inc.

Registration Statement on Form S-1 (File No. 333-191465)

Dear Ms. Ransom,

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of The Container Store Group, Inc. (the “Company”) in connection with the offering of shares of the Company’s common stock (the “Offering”).

We supplementally advise the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as follows on behalf of the Company:

•                  Based on discussions between the Company and the underwriters, the estimated per share price to the public in the Offering is expected to be between $14.00 and $16.00, after giving effect to a stock split of the Company’s common stock following the pricing of the offering that will include a split ratio of between 7.2:1 and 6.3:1, depending on the final offering price per share.

The Company is supplementally providing the information in this letter to the Staff in order to assist the Staff in its review of the Company’s Registration Statement.  We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C, including the information set forth in this letter.

The Company further advises the Staff that, given the volatility in the public trading markets and the uncertainty of the timing of the Offering, the information in this letter that the Company is supplementally providing to the Staff is for illustrative purposes only and may differ in the actual preliminary prospectus for the Offering.

Pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418(b) under the Securities Act of 1933, as amended, the information contained in this letter is being provided to the Commission on a confidential supplemental basis only and is not to be filed with or deemed part of the Registration Statement.  Pursuant to Rule 12b-4 and Rule 418(b), on behalf of the Company, we request that this letter be returned to us upon completion of your review thereof.  We have provided a self-addressed stamped envelope for this purpose.

The Company and the underwriters are currently preparing to circulate copies of the preliminary prospectus in connection with the Offering as early as on or about Monday, October 21, 2013.  We would be grateful for the Staff’s efforts to provide any further comments as soon as possible.

Please do not hesitate to contact me at (212) 906-2918 with any questions or comments you may have regarding this letter.

Very truly yours,

/s/ Gregory P. Rodgers

Gregory P. Rodgers
of LATHAM & WATKINS LLP

Enclosures

cc:

Jodi Taylor, Chief Financial Officer, The Container Store Group, Inc.
Howard A. Sobel, Esq., Latham & Watkins LLP